1050 – 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
October 23, 2025	www.integraresources.com
INTEGRA ANNOUNCES STRONG THIRD QUARTER 2025 GOLD PRODUCTION RESULTS FROM FLORIDA CANYON MINE AND INCREASED CASH BALANCE TO US$81.2 MILLION
Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSXV: ITR; NYSE American: ITRG) is pleased to provide an interim operational update for the third quarter ended September 30, 2025 (the “third quarter 2025” or “Q3 2025”). The Company plans to release its third quarter 2025 financial results after market close on Wednesday, November 12, 2025, followed by a conference call hosted by senior management on Thursday, November 13, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.
(All amounts in United States (“U.S.”) dollars as at September 30, 2025, unless otherwise stated)
George Salamis, President, CEO and Director of Integra commented: “Florida Canyon continues to deliver on expectations, generating meaningful cash flow to fund crucial reinvestment into the mine, while also supporting the Company’s broader growth strategy. During the quarter, significant capital was deployed at Florida Canyon in the areas of capitalized stripping, mining equipment enhancements, and leach pad expansion. Excellent production results from Florida Canyon combined with the strong gold price environment have allowed Integra to significantly increase its quarter-over-quarter cash balance to ~$81 million, marking the Company’s strongest ever financial position.”
Third Quarter 2025 Florida Canyon Mine Operational Update

		Three months ended September 30,	Nine months ended September 30,
	Unit (1)	2025	2025
Ore mined	kt	2,533	8,629
Waste mined	kt	3,399	8,164
Strip ratio	waste/ore	1.34	0.95
Ore direct to leach pads	kt	1,165	3,638
Ore crushed	kt	2,003	5,649
Total ore to leach pads	kt	3,168	9,287
Processed grade	g/t Au	0.20	0.22
Gold recovery rate	%	60.7%	60.5%
Gold produced	oz	20,653	58,063
Gold sold	oz	20,265	57,999
Silver produced	oz	12,929	44,373
Silver sold	oz	12,215	43,949
(1)Unit abbreviations: kt = 1,000 metric tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce
(2)Ore milled includes material from stockpiles and ore mined.
The Florida Canyon Mine (“Florida Canyon”) produced 20,653 ounces of gold and sold 20,265 ounces of gold during the third quarter 2025, which is in-line with the Company’s expectations. Strong gold production continues to be supported by the recovery of gold ounces recently placed on the Phase IIIa heap leach pad and by residual ounces recovered from Phases I and II leach pads. Gold production levels were further supported by increased solution flow rates through the leach pads and the new carbon-in-column circuit commissioned late in 2024. The Company expects to meet its gold production guidance for 2025.
The increased strip ratio at Florida Canyon during the third quarter 2025 is a result of the Company’s stated commitment of reinvestment through increased capitalized waste stripping and ramping up new mining areas. Waste movement also increased during the third quarter 2025 due to a provisional adjustment of the mine sequence to overcome dust suppression challenges caused by a temporary water shortage in the dry summer months. The temporary water shortage was caused by a problematic historic water well, which has since been successfully replaced.
During the third quarter 2025, construction of the Phase IIIb heap leach pad at Florida Canyon continued with commissioning expected in the fourth quarter 2025. Florida Canyon is also currently undergoing a revitalization of its mining fleet. As part of this effort, refurbishment is underway on haul trucks and loaders currently on site and orders have been placed for several new key pieces of equipment, including eight new 150 ton Caterpillar haul trucks, a new Caterpillar loader, and a new Hitachi mining shovel. The mining shovel has arrived on site and will be assembled, commissioned, and put into operation in the fourth quarter 2025. Delivery of the new haul trucks will commence in the fourth quarter 2025 and continue into the first quarter 2026. The refurbished existing fleet and key new pieces of equipment are expected to reduce reliance on expensive rental equipment, increase mining productivity, and lower mining cost per ton over the next several years at Florida Canyon.
Third Quarter 2025 Financial Position

Financial Position	Unit (1)	September 30, 2025
Cash and cash equivalents	$000s	$81,192
(1)Unit abbreviations: $000s = thousands of U.S. dollars
Complete financial results for the third quarter 2025 will be reported and filed on Integra’s profile on SEDAR+ at www.sedarplus.ca and EDGAR profile at www.sec.gov on Wednesday, November 12, 2025
Third Quarter 2025 Conference Call
Integra will host a conference call and webcast on Thursday, November 13, 2025, at 11:00 AM Eastern Time / 8:00 AM Pacific Time, to discuss the third quarter 2025 results. Details for the conference call and webcast are included below.
Dial-In Numbers / Webcast:
Conference ID: 2435675
Toll Free: (800) 715-9871
Toll: +1 (646) 307-1963
Webcast: https://events.q4inc.com/attendee/154141836
About Integra Resources Corp.
Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS
George Salamis
President, CEO and Director
CONTACT INFORMATION
Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576
Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by Gregory Robinson (P.E., SME Registered Member), Integra’s General Manager of the Florida Canyon Mine. Mr. Robinson is a “qualified person” as defined in National Instrument 43- 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
Forward Looking Statements
Certain information set forth in this news release contains “forward‐looking statements” and “forward‐looking information” within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: timing of the third quarter 2025 financial results and conference call, plans and expectations for Florida Canyon, the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the “Nevada North Project”), the Florida Mountain and DeLamar deposits (the “DeLamar Project”) and Florida Canyon. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements, including but not limited to those risk factors disclosed in Integra’s Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra’s Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves
NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.